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Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated December 13, 2007 on the consolidated balance sheets of Taseko Mines Limited ("the Company") as at September 30, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2007;

  our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated December 13, 2007;

  our auditors' report on the reconciliation to United States GAAP dated December 13, 2007; and

  our Report of Independent Registered Public Accounting Firm dated December 13, 2007 on the Company's internal control over financial reporting as of September 30, 2007,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended September 30, 2007.

Chartered Accountants

Vancouver, Canada
December 13, 2007

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